January 22, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
Attn. John Cash
Washington, D.C.  20549

John,

We are in receipt of your letter dated December 23, 2013 and we submit this as our formal response.

We begin our response by acknowledging the following:

•	The Company and its management are responsible for both the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;
•	The Company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With regard to your comments related to our Form 10-K for the year ended December 31, 2012, which was filed April 1, 2013, we offer the following responses:

1.
Forward-Looking Statements, Page 3: We acknowledge that certain safe harbor provisions included in our FY 2012 Form 10-K do not apply to penny stock issuers and, therefore, we will remove the reference to the safe harbor provisions for the Private Securities Litigation Reform Act of 1995 in future filings.

2.
Business, Page 7: Expendables are products such as nutrients and soils that are consumed as part of the cultivation process and therefore need to be replenished on a continual basis. Expendables differ from durable products such as light ballasts and ducting in that products such as ballasts and ducting have long lives that allow them to be used repeatedly in multiple cultivations.

GrowLife, Inc.  20301 Ventura Blvd., Suite 126, Woodland Hills, CA 91364
www.growlifeinc.com  Phone 800-651-2837  Fax 800-770-9788

3.
Sourcing of Products, Page 7: With regard to the products sold at our retail hydroponics stores, the Company purchases its products from distributors or the actual manufacturer and merely resells the products. Most of our vendors provide payment terms ranging from seven (7) days to thirty (30) days while some require payment at the time we purchase them. With regard to our Phototron units, the Company purchases the required materials and then assembles the actual working unit at our Gardena, CA facility, with the finished, and working, Phototron unit then being shipped directly to our customers.

4.
Target Markets of Newly Acquired Subsidiaries, Page 7: The Company’s newly acquired subsidiaries, which for this response relate to SG Technologies, Inc, Greners.com, and Soja, Inc. dba Urban Garden Supply, target (1) legal growers of medical marijuana, and (2) general gardening enthusiasts. The majority of the products that the above referenced subsidiaries sell are primarily used in the cultivation, in a legal and law abiding manner, of cannabis but can also be used to cultivate most any flowers and or vegetables.

5.
Percentage of Revenue Generated by Each of Our Brands, Page 7: The Company recorded total revenue of $1,450,745 during the twelve (12) months ended December 31, 2012, with the following breakdown by brand/subsidiary:

SG Technologies, Inc.	$191,676 (13.2% of total)
Phototron, Inc.	$312,236 (21.5% of total)
Greners.com	$828,311 (57.0% of total)
Soja, Inc. dba Urban Garden Supply	$118,522 (8.3% of total)
$1,450,745

6.
Competition, Page 9: Competition in the retail hydroponics industry is significant, as competing stores continually open. With regard to competition in the California market, there are numerous retail hydroponics stores within a relatively short distance from the Company’s store in Woodland Hills, CA.

As for the Company’s SG Technologies subsidiary, which specializes in lighting equipment, there is also significant competition in this market, as more companies enter this market while at the same time introducing lower-cost products imported from countries such as China.

GrowLife, Inc.  20301 Ventura Blvd., Suite 126, Woodland Hills, CA 91364
www.growlifeinc.com  Phone 800-651-2837  Fax 800-770-9788

With regard to the Company’s Phototron subsidiary, which makes proprietary “grow chambers”, there are not very many companies that manufacture similar products. However, the competition, or challenges, faced by Phototron have more to do with the fact that its products serve a niche market consisting of individuals interested in growing only one plant at a time. This niche market is becoming more challenging due to the fact that more consumers are no longer interested in a “one plant” solution.

The competition for the Company’s Greners.com subsidiary, which specializes in the online sale of hydroponics products, is also substantial as other, competing online hydroponics stores have entered the market.

With regard to our company’s size relative to its competition, that is difficult to gauge as most of our competition is privately held and does not publicly report their earnings.

7.
Intellectual Property and Proprietary Rights, Page 9: With regard to the Company’s trademarks, their duration, and the fact that they are pledged as collateral, the Company agrees to provide better disclosure in its future filings.

8.
Sales of Unregistered Securities, Page 17: In December 2011, the Company authorized a private placement of 50,000,000 shares of its common stock via a Subscription Agreement which offered the shares at $0.035 per share. In April 2013, the Company increased the maximum allowable number of shares to be sold from 50,000,000 to 65,000,000. The Company closed the offering in December 2013 after selling 45,167,723 shares that generated proceeds of $1,580,870 during the twelve months ended December 31, 2013.

These transactions are covered under Rule 506 of Regulation D.

9.
Sales of Unregistered Securities, Page 18: With regard to the 8,914,297 shares issued on July 12, 2012, please note that these shares were issued to participants of the Company’s first quarter 2011 private placement and that the Company did not receive any additional compensation for these shares. The Company recorded these shares as a stock dividend, with the shares being valued at $445,715 based on the fair value of the stock price as of the June 8, 2012 declaration date.

GrowLife, Inc.  20301 Ventura Blvd., Suite 126, Woodland Hills, CA 91364
www.growlifeinc.com  Phone 800-651-2837  Fax 800-770-9788

10.
 Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview Page 19: In future filings, the Company agrees to provide a more detailed description of its subsidiaries, including an organization chart such as the one shown below, and revise Exhibit 21.1 as applicable.

GrowLife, Inc. Organization Chart

GrowLife, Inc.  20301 Ventura Blvd., Suite 126, Woodland Hills, CA 91364
www.growlifeinc.com  Phone 800-651-2837  Fax 800-770-9788

12.
Directors, Executive Officers, and Corporate Governance, Page 49: In its future filings, the Company agrees to provide more detailed information regarding the experience, qualifications, attributes, and skills used in the determination and selection of the members of its board of directors.

13.
Summary Compensation Table, Page 53: As part of its Summary Compensation Table, the Company will, in its future filings, incorporate a footnote detailing the assumptions made in the valuation of any option awards.

14.
Summary Compensation Table, Page 53: Regarding your comments related to stock awarded to our named executive officers, please note that in our future filings we will (a) revise the Summary Compensation Table to disclose shares of common stock in the “Stock Awards” column pursuant to Item 402(n)(2)(v) of Regulation S-K, and (b) include a footnote that clearly discloses that the aggregate grant date fair value of stock and option awards were computed in accordance with FASB ASC Topic 718.

15.	Outstanding Equity Awards at Fiscal Year-End, Page 54: The Company agrees to provide all necessary information as required by Item 402(p) of Regulation S-K in our future filings.

16.	Signatures, Page 60: In our future filings we will correct the Signature section to properly reference the “Securities Exchange Act of 1934” rather than “1933”.

17.
Form 8-K Filed June 10, 2013: The Company has not yet filed the amended Form 8-K related to our acquisition of Rocky Mountain Hydroponics, LLC and Evergreen Garden Center, LLC. We are nearing completion of this task and will have it filed no later than January 31, 2014.

In closing, we appreciate your comments and we assure you that we will incorporate all of your comments into our future filings. Please contact us should you have any additional questions regarding this matter.

Best regards,

/s/ John Genesi
(805) 990-4830
jgenesi@growlifeinc.com

GrowLife, Inc.  20301 Ventura Blvd., Suite 126, Woodland Hills, CA 91364
www.growlifeinc.com  Phone 800-651-2837  Fax 800-770-9788